UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  11)*

SMTC Corporation

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

832682207

(CUSIP Number)

RED OAK PARTNERS, LLC

Attn: David Sandberg

150 E Palmetto Park Road, Suite 800

Boca Raton, FL 33482

(212) 614-8952

 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

                                       June 20, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 832682207

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only). David Sandberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 6,194,541
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 6,194,541
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,194,541
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.1%[1]
14		TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 832682207

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only). Red Oak Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 5,140,703
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 5,140,703
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,140,703
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4%[1]
14		TYPE OF REPORTING PERSON (See Instructions) OO

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only). The Red Oak Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,339,595
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,339,595
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,339,595
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%[1]
14		TYPE OF REPORTING PERSON (See Instructions) PN

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only). The Red Oak Long Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 980,926
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 980,926
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 980,926
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%[1]
14		TYPE OF REPORTING PERSON (See Instructions) PN

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only). The Red Oak Institutional Founders Long Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,820,182
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,820,182
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,820,182
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%[1]
14		TYPE OF REPORTING PERSON (See Instructions) PN

This Amendment No. 11 (“Amendment No. 11”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed by Red Oak Partners, LLC (the “Reporting Persons”) on February 4, 2009, as amended by amendments 1 through 10 (as amended, the “Schedule 13D”) relating to the common stock, par value $.01 per share (the “Common Stock”), of SMTC Corporation, a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 7050 Woodbine Ave., Markham, Ontario, Canada L3R 4G8.  Except as specifically amended and supplemented by this Amendment No. 11, all other provision of the Schedule 13D remain in full force and effect.  Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2. Identity and Background.

(a)-(c) and (f) The names of the persons filing this Statement (the “Reporting Persons”) are:

The Red Oak Fund, LP, a Delaware limited partnership (“Red Oak Fund”);

The Red Oak Long Fund, LP, a Delaware limited partnership (“Red Oak Long Fund”);

The Red Oak Institutional Founders Long Fund, LP, a Delaware limited partnership (“Red Oak Founders Fund”);

Red Oak Partners, LLC, a Florida limited liability company (“Red Oak Partners”); and

David Sandberg, a United States citizen.

This Statement is being filed by David Sandberg, the controlling member of Red Oak Partners, which manages each of Red Oak Fund, Red Oak Founders Fund and Red Oak Long Fund (each a “Fund” and, collectively, the “Funds”). The Funds are private investment vehicles formed for the purpose of investing and trading in a wide variety of securities and financial instruments. The Funds directly own the shares as reported in this Statement.  Each of the filers hereto disclaims beneficial ownership with respect to any shares other than shares owned directly by such filer.

The principal office or business address of the Red Oak Fund, Red Oak Founders Fund, Red Oak Long Fund, Red Oak Partners and David Sandberg is 150 E Palmetto Park Road, Suite 800, Boca Raton, FL 33432.

Item 4.  Purpose of Transaction.

The Reporting Persons will review their investments in the Common Stock from time to time, and, subject to applicable law and regulation and depending upon certain factors, including, without limitation, the financial performance of the Issuer, the availability and price of the Common Stock or other securities related to the Issuer, and other general market and investment conditions, the Reporting Persons may determine to:

•

acquire additional Common Stock through open market purchases or otherwise;

•

sell Common Stock through the open market or otherwise; or

•

otherwise engage or participate in a transaction with the purpose or effect of changing or influencing the control of the Company.

Such transactions may take place at any time and without prior notice.  There can be no assurance, however, that any Reporting Person will take any such actions.

Item 5.  Interest in Securities of the Issuer.

(a)

The aggregate percentage of the Company’s outstanding shares reported owned by each Reporting Person is based on 27,995,588 shares of Common Stock of SMTC Corporation (the “Issuer”) expected to be outstanding following the completion of an offering of subscription rights (“Rights Offering”) reported in the Issuers Form 8-K filed with the Securities and Exchange Commission (“SEC”) on May 24, 2019.  Common Stock expected to be outstanding includes 23,353,558 shares of common stock outstanding as of May 9, 2019, as reported in the Issuer’s Form 10-Q for the quarter ended March 31, 2019, filed with the SEC on May 9, 2019, and 4,642,030 shares of common stock included in the Rights Offering, as reported in the Issuer’s Form 424B2 and Form 424B5 filed with the SEC on May 24, 2019. Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock other than the shares owned directly and of record by such Reporting Person.

Red Oak Partners beneficially owns 5,140,703 shares of Common Stock, representing 18.4% of all the outstanding shares of Common Stock.  The Funds are each controlled by Red Oak Partners.  Therefore, Red Oak Partners may be deemed to beneficially own (i) the 2,339,595 shares of Common Stock held by Red Oak Fund, (ii) the 980,926 shares of Common Stock held by Red Oak Long Fund, and (iii) the 1,820,182 shares of Common Stock held by Red Oak Founders Fund.

Mr. Sandberg beneficially owns 6,194,541 shares of Common Stock, representing 22.1% of all the outstanding shares of Common Stock.  Mr. Sandberg, as the managing member of Red Oak Partners, also may be deemed to beneficially own the 5,140,703 shares of Common Stock beneficially owned by Red Oak Partners through the Funds.  Mr. Sandberg directly owns 1,053,838 share shares of Common Stock, representing 3.8% of all the outstanding shares of Common Stock.

Red Oak Fund may be deemed to beneficially own 2,339,595 shares of Common Stock, representing 8.4% of all the outstanding shares of Common Stock, and includes 766,968 shares of Common Stock previously reported in Amendment No. 10 as held by Pinnacle Opportunities Fund, LP that were transferred into Red Oak Fund on December 31, 2018.  Red Oak Long Fund may be deemed to beneficially own 980,926 shares of Common Stock, representing 3.5% of all the outstanding shares of Common Stock.  Red Oak Founders Fund may be deemed to beneficially own 1,820,182 shares of Common Stock, representing 6.5% of all the outstanding shares of Common Stock.

(b)

Mr. Sandberg may be deemed to have shared voting and dispositive power with respect to (i) the 1,053,838 shares of Common Stock held directly by Mr. Sandberg, (ii) the 2,339,595 shares of Common Stock held by Red Oak Fund,  (iii) the 1,820,182 shares of Common Stock held by Red Oak Founders Fund, and (iv) the 980,926 shares of Common Stock held by Red Oak Long Fund.  No Fund shares with any other Fund voting or dispositive power with respect to the shares such Fund beneficially owns.

(c)

Transactions by the Reporting Persons effected in Common Stock that have taken place in the last sixty days are as follows:

Name	Date	Buy/Sell	Quantity	Price
The Red Oak Fund, LP	6/20/2019	Buy	248,620	3.140
The Red Oak Long Fund, LP	6/20/2019	Buy	134,627	3.140
David Sandberg	6/20/2019	Buy	114,547	3.140
The Red Oak Fund, LP	6/25/2019	Buy	52,282	3.140
The Red Oak Long Fund, LP	6/25/2019	Buy	27,879	3.140

All shares were purchased by exercising basic and over-subscription rights offered in the Rights Offering by the Issuer.

(d)

Not applicable.

(e)

Not applicable.

SIGNATURE

After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2019

By:

/s/ David Sandberg

Name:

David Sandberg

RED OAK PARTNERS, LLC

By:

/s/ David Sandberg

Name:

David Sandberg

Title:

Managing Member

THE RED OAK FUND, L.P.

By:

RED OAK PARTNERS, LLC,

its general partner

By:

/s/ David Sandberg

Name:

David Sandberg

Title:

Managing Member

THE RED OAK INSTITUTIONAL FOUNDERS LONG FUND, L.P.

By:

RED OAK PARTNERS, LLC,

its general partner

By:

/s/ David Sandberg

Name:

David Sandberg

Title:

Managing Member

THE RED OAK LONG FUND, L.P.

By:

RED OAK PARTNERS, LLC,

its general partner

By:

/s/ David Sandberg

Name:

David Sandberg

Title:

Managing Member

Footnotes

1Based on 27,995,588 shares of Common Stock of SMTC Corporation (the “Issuer”) expected to be outstanding following the completion of an offering of subscription rights (“Rights Offering”) reported in the Issuers Form 8-K filed with the Securities and Exchange Commission (“SEC”) on May 24, 2019.  Common Stock expected to be outstanding includes 23,353,558 shares of common stock outstanding as of May 9, 2019, as reported in the Issuer’s Form 10-Q for the quarter ended March 31, 2019, filed with the SEC on May 9, 2019, and 4,642,030 shares of common stock included in the Rights Offering, as reported in the Issuer’s Form 424B2 and Form 424B5 filed with the SEC on May 24, 2019.